Full Year 2007 Results

31 March 2008

PT Indosat Tbk

IDX : ISAT;

NYSE : IIT;

Reuters : ISAT.JK;

Bloomberg : ISAT.IJ

Market Capitalization

(As of 31 December 2007)

Rp47.00 trillion

Issued shares

5,433,933,500

Share Price (IIT)

(As of 31 December 2007)

US$46.64

Hi/Lo (3 mo) US$51.81/US$42.85

Share Price (ISAT)

(As of 31 December 2007)

Rp8,650

Hi/Lo (3 mo) Rp9,900/Rp7,600

Major Shareholders

(As of 31 December 2007)

Public                                             39.07%

Indonesia Communications Ltd     39.96%

Government of Indonesia              14.29%

JP Morgan Chase Bank N/A

RE Norbax Inc.                                5.83%

Indonesia Communications Pte.      0.85%

IDR  to  USD Conversion

1 USD = Rp9,393 (31 December 2007)

Corporate and Bond Ratings

Moodys: Stable Outlook

: Ba1/LC Currency Issuer Rating

: Ba1/LC Corp Family Rating

S&P

: Stable Outlook

: BB/LT Foreign Issuer Credit

: BB/LT Local Issuer Credit

Fitch

: Stable Outlook

: BB-/Foreign Currency LT Debt

: BB-/Local Currency LT Debt

Pefindo: idAA+/Long Term

Financial Summary For Year Ended 31 December

In Rp Billion

FY-2006

FY -2007

(%) Change

Operating Revenues

12,239.4

16,488.5

34.7%

Operating Expense

8,840.7

11,968.9

35.4%

Operating Income

3,398.7

4,519.6

33.0%

Other Income (Expenses)

(1,375.8)

(1,590.0)

15.6%

Net Income

1,410.1

2,042.0

44.8%

EBITDA

7,051.9

8,714.8

23.6%

Basic EPS (in Rp)

260.9

375.8

44.0%

Balance Sheet as of  31 December

FY-2006

FY -2007

(%) Change

Total Assets

34,228.7

45,305.1

32.4%

Total Liabilities

19,026.9

28,760.4

51.2%

Total Stockholders Equity

15,201.7

16,544.7

8.8%

Financial Ratios For Period Ended 31 December

Formula

FY-2006

FY -2007

EBITDA Margin

EBITDA / Operating Revenues

57.6%

52.9%

Interest Coverage

EBITDA/Interest Expense

585.4%

624.2%

Gross Debt to Equity

Gross Debt /Total Equity

75.1%

100.9%

Net Debt to Equity

Net Debt / Total Equity

56.7%

52.2%

Highlights of the Full Year 2007

•

Indosat’s growth momentum continues with robust growth in revenue, EBITDA and net income.

•

Cellular revenues grew by 27.3% (Net) on the back of strong subscriber growth, reaching 24.5 million.

•

Fixed data services grew by 14.0% driven mainly by increase in Internet, IPVPN and leased lines.

•

Fixed voice services revenues grew by 7.6% (Net) driven mainly by increase in international traffics and increase in Starone subscribers.

•

The following table is the comparative figure if we use previous (net) reporting format.

FY-2006

FY -2007

Change (%)

Revenue

12,239.4

15,107.1

23.4%

EBITDA

7,051.9

8,714.8

23.6%

EBITDA Margin

57.6%

57.7%

0.1%

FULL YEAR 2007

OPERATING AND FINANCIAL RESULTS

Jakarta, 31 March 2008.  PT Indosat Tbk (“Indosat” or the “Company”) issued its consolidated financial statement for year 2007 audited by independent auditor (Purwantono, Sarwoko & Sandjaja, a member of Ernst & Young Global). The financial statements were prepared in accordance with Generally Accepted Accounting Principles in Indonesia.

The Company recorded operating revenues and operating income for the year ended 31 December 2007 amounting to Rp16,488.5 billion and Rp.4,519.6 billion or increase 35% and 33% respectively. Net income was recorded as Rp.2,042.0 billion or increase 45%.

Operating revenues

Operating Revenues was Rp16,488 billion, an increase of Rp4,249 billion or increase 35% compared to Full Year 2006. The cellular services, fixed data services and fixed voice services contributed 77%, 13% and 10% respectively from total operating revenues in Full Year 2007. In 2007, Indosat report its revenue on a gross basis.

Cellular. The cellular operating revenues was Rp12,752.5 billion, an increase of 38.2% from Rp9,227.5 billion in the Full Year 2006 driven by an increase in subscriber base. As of 31 December 2007 Indosat reached 24.5 million subscribers or a total net add of 7.8 million subscribers from end of 2006. Using the net reporting format, our cellular operating revenues would be Rp11,744.9 billion, an increase of 27.3% from last year. ARPU cellular was Rp52,828 or decline 12% due to penetrating lower market.

Fixed Data (MIDI). Operating revenues from fixed data services increase 14.0%, from Rp1,902.6 billion in Full Year 2006 to Rp2,168.6 billion in Full Year 2007 primarily due to increase revenues in Internet, IPVPN and leased lines.

Fixed Voice. Operating revenues from Fixed Voice services increased from Rp1,109.3 billion to Rp1,567.4 billion or increase by 41.3% due to increase of international call (IDD) revenue and increase of fixed wireless services revenue. The increase in IDD revenue was driven by increase in IDD traffic mainly in incoming traffic. On a net basis, the growth of fixed voice revenues would be 7.6% from Rp1,109.3billion in the Full Year 2006 to Rp1,193.7 billion in the Full Year 2007. While fixed wireless services contribution increased due to increase customer based after frequency migration.

Operating expenses

Operating expenses increased by Rp3,128.1 billion, or 35.4%, from Rp8,840.7 billion in the Full Year 2006 to Rp11,968.9 billion for the Full Year 2007 mostly due increase of depreciation expenses related to company expansion program and the new reporting format for the interconnection/ compensation.

Cost of Services expenses. It increased by Rp2,075.7 billion, or 76.8%, from Rp2,704.2 billion in Full Year 2006 to Rp4,779.9 billion in Full Year 2007. The increase was due to an increase in government levies and rental site due to our network expansion. Government levies include frequency fee including annual 3G license payment, USO and concession fee. Change in reporting format also contributed to this increase.

Depreciation and Amortization expenses. It increased by Rp541.9 billion or 14.8% from Rp3,653.3 billion in the Full Year 2006 to Rp4,195.2 billion for the Full Year 2007. The increase in depreciation expenses was due to the increase in capital expenditures mainly in cellular equipments.

Personnel expenses. It increased by Rp244.3 billion, or 18.1%, from Rp1,350.5 billion in Full Year 2006 to Rp1,594.8 billion in Full Year 2007. Personnel expenses grew primarily due to higher level of bonus as a result of better performance by the company.

Administration & General expenses. It increased by Rp42.2 billion or 6.4%, from Rp663.9 billion in Full Year 2006 to Rp706.1 billion in Full Year 2007. The increase was due to increase in professional fee, traveling and utilities for offices.

Marketing expenses. It increased by Rp224.0 billion or 47.8%, from Rp468.9 billion in Full Year 2006 to Rp692.9 billion in Full Year 2007. The increase was due to aggressive marketing campaigns and promotion and also customer loyalty programs.

Other income/ (expenses)

Other expenses increased from Rp1,375.8 billion in Full Year 2006 to Rp1,590.0 billion in Full Year 2007 mainly due to higher financing costs as we issued new loans and bonds in 2007. Meanwhile, Indosat hedging programs compensated the loss on foreign exchange.

Financing cost. It increased by Rp179.7 billion or 14.4% from Rp1,248.9 billion in Full Year 2006 to Rp1,428.6 billion in Full Year 2007, due to the amount of the issuance of new Indosat Bond V, Indosat Sukuk Ijarah II and new Bank Mandiri and BCA loan issuance in 2007 is higher than the amount of debt repayment for syndicated loan, Indosat Bond II Serie A and C and Indosat Sharia Mudharabah Bond.

Gain (Loss) on Foreign Exchange-Net and Gain (Loss) on change in fair value of derivative-net.

Indosat recorded a loss in net-foreign exchange of Rp155.3 billion in  2007 compared to a gain of Rp304.4 billion in 2006 due to depreciation of the Rupiah against the US Dollar during 2007 compared to appreciation of Rupiah against US Dollar during the same period of last year. However, this decline has been prudently hedged. Indosat recorded a gain on change in fair value of derivative-net of Rp68.0 billion in 2007 compared to loss on change in fair value of derivative-net Rp438.8 billion in 2006, as a result of depreciation of the Indonesian Rupiah against the US Dollar of this year compared to appreciation of Rupiah against the US Dollar last year.

Interest income. It increased by Rp19.6 billion or 9.2% from Rp212.8 billion in Full Year 2006 to Rp232.4 billion in Full Year 2007 due to the higher average cash balance.

Net income/ (Loss)

Net Income increased by 44.8%	Net Income. It increased by Rp632.0 billion or 44.8 % from Rp1,410.1 billion in Full Year 2006 to Rp2,042.0 billion in Full Year 2007.

Status of debt

Indosat debt was Rp16,692 billion in 2007 with 71.6% in bonds and 28.4% in loans. Indosat debt currency composition was 67.4% in Rupiah and 32.6% in US Dollar. This composition was initiated to reduce foreign currency exposure.

As of 31 December 2007, the Company had outstanding debt of Rp16,692.2 billion The portion of Rupiah debt increased as Indosat recently issued Rupiah Bond V and Sukuk Ijarah II in May 2007. Indosat had hedging facility amounting to USD400.0 million or representing 69.37% of our US Dollar denominated borrowings (excluding the embedded derivative portion). While the cash position as at 31 December 2007 was Rp8,053.0 billion, therefore the net debt was Rp8,639.2 billion.

Capital expenditures

In Full Year 2007 Indosat committed Rp11,944.9 billion for capital expenditure as was planned mainly for cellular network and services expansion.

The capital expenditure breakdown: Rp9,977.5 billion for cellular network, Rp1,248.8 billion for fixed telecom, fixed data, backbone and subsidiary capital expenditures, Rp603.6 billion for network and Information Technology  and Rp115.1 billion for Regionals and Properties

Network Development

In Full Year 2007, Indosat added 3,539 new BTSs as was planned so that the total BTSs as of 31 December, 2007 were 10,760.

Our coverage with this new BTS installation would have covered all provinces, 425 regencies or 97% of total regencies in Indonesia and 3,150 districts or 59% of total districts in Indonesia. As of Full Year 2006, Indosat operates 7,221 BTS, 177 base station controllers and 49 mobile switching centers.

As of 31 December

FY -2006

FY -2007

New

Base Stations

7,221

10,760

3,539

Base station controllers

177

238

61

Mobile switching centers

49

56

7

Cellular Services

Mentari (prepaid cellular)

a.

Q4 2007 - Mentari Freetalk Rp5000 – 100 minutes in Sulampapua from 1 November 2007 until 8 January 2008, cheap spot Inner city Palu and Kendari for period of  24 November until 31 December 2007, and coverage development for Hebat Local Zone in Sulampapua for period 24 November 2007 until 8 January 2008.

b.

Q3 2007 - Mentari Freetalk In addition to our freetalk 5 hours for 2 consecutive days for every minimum reload of Rp25,000, in August 2007, Indosat launched new Mentari Freetalk Rp.5,000 which offers Rp.5,000 free of voice call for the same day for customers who use their pulses of minimum Rp.5,000 for voice call and regular SMS. We communicated this program through Mentari Rp0,- which offers customers Rp0,- for several minutes after they use Rp5000. The program was valid until January 8, 2008. However, free 5 hours night talk has been postponed between 11 September and 16 October, 2007.

c.

During festive season, starting mid September to mid October 2007, Indosat launched festive Mudik Campaign called Mentari Mudik. In this event, Indosat campaign all program in a basket marketing initiatives mostly offers VAS products as such I-Ring, I-Menu which offers Location Based Services (LBS) and other VAS products. In addition, Indosat also provided tents in several big cities for Indosat customers to get Indosat products or just for take a rest.

IM3 (prepaid cellular)

d.

e.

In November 2007, Indosat offers promo SMS Rp88 to all operators in Bali and Nusa Tenggara area, Sulawesi, Maluku, Papua and also Medan/Nanggroe Aceh Darussalam. This program will be valid until 30 April 2008.

f.

In certain areas, Indosat offers IM3 customers flat tariff Rp400/30sec to all local calls. The program is offered for IM3 customers outside Java excluding Batam, Lampung and Pontianak. The program was valid until 8 January, 2008.

Matrix (postpaid cellular)

g.

In November 2007, we launched new marketing program namely “Matrix Auto”. The program offers customers to set maximum usage amount for one month, and recharge the card with prepaid voucher once the limit has been met, the tariff for this product will be single tariff Matrix Auto.

h.

Starting September 2007 until end of March 2008, Indosat offers Matrix customers who are doing Hajj & Umroh in Saudi Arabia to have special International roaming tariff of Rp.400/6sec for calls from Indonesia.

i.

We continue our retention and loyalty program called Poin Plus Plus. This initiative is an appreciation for all GSM and CDMA Indosat customers through a mechanism of point collection based on reload for prepaid customers, billing for postpaid customers and customer lifetime. Their point collection will be determined as usages multiply by their subscription period. Customers will get 1 point for every Rp100 usage or reload. Points can be exchanged with various type of rewards i.e. pulse, SMS and I-Ring. Points can also be utilized to enter competitions to win cars, handset and other various rewards periodically. The program was valid until 31 December, 2007.

Fixed Data (MIDI) Services

In order to provide best quality service for TV broadcasters, in August 2007 Indosat started to offer feeding point solution which is a part of Indosat TV Link services which supports broadcasters to send live and non-live (recorded) programs from some points in Jakarta area.

In 2007 Indosat also launched INIX as the alternative solution for domestic internet that currently use international routing which gives faster and more efficient access from national internet network without going through international network.  The minimum speed offered by this services is 2 Mbps with target market small ISPs.

In early September 2007, Indosat introduced Disaster Recovery Center (DRC) service to fulfill highly market demand from large enterprise especially from Banking and Oil & Gas segment for DRC.

Fixed Voice Services

International call services

Indosat recorded total international call traffic of Indosat of 1,534 million minutes, an increase of 35.2% compared to the same period last year driven by growth of incoming international call.

Starting April 2007, Indosat launched promotion program for FlatCall services which offered IDD tariff of Rp85 per 6 second (including airtime and VAT) to Indosat cellular customers when they dial IDD calls using 01016 access code. This program is applied for calls generated from Indosat GSM and Fixed Wireless customers to top 15 destination countries. This quarter, we applied new promotion as Rp1,900 per minute from Cirebon to Saudi Arabia and UAE. The program was valid until 31 December, 2007.

Fixed Wireless Access Services (Star One)

Indosat launched a competitive program for StarOne which offers cheap local calls Rp19 per minutes to all StarOne customers until end of October 2007. In October 2007, StarOne has been launched in Bandung to enlarge commercial coverage.

In November 2007, Indosat re-launched StarOne program namely NGORBIT, which offers the cheap calls to others StarOne customers Rp25 per minutes or Rp750 per hours, and tariff package only Rp25,000 per month for unlimited calls to all StarOne customers. The program will be valid until 31 March, 2008

RECENT DEVELOPMENTS

IM3 New Tariff Mentari 1’st Minute Free IM3 Ce-eSan Sixth Indosat Bond issuance IM3 Rp0,01/second Indosat My Wallet

In March 2008, Indosat launched new marketing initiatives for IM3 customers Rp480/call in Java and Rp240/call in outside Java for unlimited duration between 23.00 to 10.59 for call between Indosat customers.

In January 2008, Indosat launched new marketing initiatives for Mentari customers namely Mentari 1’st minute Free which offers freetalk in first minute for customers who doing local call to Mentari, IM3, and Matrix.

In January 2008, Indosat launched new marketing program namely IM3 Ce-eSan for IM3 customers, which is offers free SMS to their two friends which the GSM numbers has been registered to be their Ce-eSan. The IM3 customers can enjoy the benefit after they have made voice call with accumulated Rp2000,-/day

Indosat got BAPEPAM-LK approval on the issuance of Indosat Bond VI 2008 and Sukuk Ijarah III 2008 amounting of Rp1,650 billion.

IM3 not only offers many SMS programs for the loyalty customers, now IM3 also offres the very cheap tariff promo to more than 110 million customers in indonesia (all operators)

Indosat MyWallet enable customers to purchase goods and withdraw money from the merchant through Indosat cellular products namely Matrix, Mentari and IM3. Customers need to activate their cards and deposit some amount of money in order to elegible for this services

Disclaimer Statement

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements. The Company does not intend to register any part of the offering in the United States.

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law.

Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

Attachment 1

PT Indosat Tbk and Subsidiaries

Status of Dept

For The Full Year Ended 31 December 2007

Facility	Amount	Maturity	Interest Rate
INDOSAT
IDR
Bonds II (Rp billion)	200	2032	Series B Fixed 16% p.a.
Bonds III (Rp billion)	2,500	2008 and 2010	Series A Fixed 12.5% p.a. and Series B Fixed 12.875% p.a.
Bonds IV (Rp billion)	815	2011	Fixed 12.0% p.a.
Bonds V (Rp billion)	2,600	2014 and 2017	Series A Fixed 10.2% p.a. and Series B Fixed 10.65% p.a.
USD Bond
Guaranteed Notes I (US$ Million)	300	2010	Fixed 7.75% p.a.
Guaranteed Notes II (US$ Million)	250	2012	Fixed 7.125% p.a.
Sharia Bond
Syariah Ijarah I (Rp billion)	285	2011	Fixed Ijarah Return amounting to Rp8.55 payable on a quarterly basis
Sukuk Ijarah II (Rp billion)	400	2014	Fixed Ijarah Return amounting to Rp10.2 payable on a quarterly basis
IDR Loan
Mandiri Loan (Rp billion)	2,000	2012	Fixed rate of 9.75% and 10.5% for the first 2 years, floating rate 3-month JIBOR + 1.5% for the following years
BCA Loan (Rp billion)	2,000	2012	Fixed rate of 9.75% and 10.5% for the first 2 years, floating rate 3-month JIBOR + 1.5% for the following years
Goldman Sachs International (“GSI”) (Rp billion)	434.3	2013	Fixed annual rate 8.75% times Rp434.3 billion.
			Fixed annual rate 6.45% times US$50 million if GSI exercise its option on the beginning of 5th year.
USD Loan
Finnish Export Credit Facility (US$ Million)	26.6	2011	Fixed 4.15% p.a.
LINTASARTA
IDR Bond
Limited Bonds (Rp billion)	56.4*	2009	Floating maximum 19% p.a. and minimum 11% p.a.
IDR Loan
Facility 4 from Niaga (Rp billion)	22.4	2009	Annual rate of 3-month Certificates of Bank Indonesia plus 3% per annum
Facility 5 from Niaga (Rp billion)	9.5	2011	Annual rate of 1-month Certificate of Bank Indonesia plus 2.25% per annum

*After elimination of limited bonds issued to the Company

Attachment 2

PT Indosat Tbk and Subsidiaries

Key Operational Data

YTD For The Year Ended 31 December 2006 and 2007

DESCRIPTION	Unit	YTD	YTD	Growth
		Ended	Ended
		31 Dec 2006	31 Dec 2007
		1	2	3=(2-1)/1
CELLULAR

Prepaid	subs	2,042,734	8,066,651	294.9%
Postpaid	subs	149,452	(225,868)	-251.1%
Total Net Additions	subs	2,192,186	7,840,783	257.7%

Prepaid	subs	15,878,780	23,945,431	50.8%
Postpaid	subs	825,859	599,991	-27.3%
Total Cellular Subscribers	subs	16,704,639	24,545,422	46.9%

ARPU Postpaid	Rp	194,761	47,028	-10.8%
ARPU Prepaid	Rp	52,713	182,682	-6.2%
ARPU Blended	Rp	60,023	52,828	-12.0%
BTS (2G & 3G)	Unit	7,221	10,760	49.0%
MOU Blanded	Minutes	47.8	70.2	46.9%

MIDI
Indosat : (Accumulated Numbers)
Wholesale
International High Speed Leased Circuit	cct/64k	7,808	19,195	145.8%
Domestic High Speed Leased Circuit	cct/64k	37,611	50,750	34.9%
Satellite Transponder Leased (external usage)	#transp	12.3	13.7	11.6%
Datacom
International High Speed Leased Circuit	cct/64k	961	1,055	9.7%
Domestic High Speed Leased Circuit	cct/64k	7,645	11,778	54.1%
Frame relay	port	919	789	-14.1%
IPVPN	cct/64k	6,236	7,242	16.1%

Lintasarta : (Accumulated Numbers)
High Speed Leased Line (SDL)	link	1,133	922	-18.6%
Frame Relay	access	4,008	4,652	16.1%
VSAT	terminal	1,647	1,880	14.1%
IPVPN	link	3,245	4,206	29.6%

IM2
Internet Dial Up	user	27,027	21,222	-21.5%
Internet Dedicated	link	1,199	1,396	16.4%
IPVPN	link	217	369	70.0%

IDD

Outgoing Traffic	000 min	153,823,635	296,891,382	93.0%
Incoming Traffic	000 min	980,470,578	1,236,603,921	26.1%

Total Traffic	000 min	1,134,294,213	1,533,495,303	35.2%
I/C Ratio	-	6.37	4.17	-34.7%

Fixed Wireless

Prepaid	subs	358,182	594,203	65.9%
Postpaid	subs	20,545	33,731	64.2%
Total Subscribers	subs	378,727	627,934	65.8%

Arpu Prepaid	Rp	27,828	26,590	-4.4%
Arpu Postpaid	Rp	239,892	170,160	29.1%
Arpu Blanded	Rp	45,905	34,641	24.5%

EMPLOYEES
Indosat and its subsidiaries	person	7,786	7,645	-1.8%
(Including non permanent employees)

Attachment 3

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2006 AND 2007

(Expressed in Billions of Indonesia Rupiah and Millions of U.S. Dollars, except share data)

DESCRIPTION	Years
	Ended December 31,
	2006	2007		Growth (2)
	Rp	Rp	US $ (1)

OPERATING REVENUES
Cellular	9,227.5	12,752.5	1,357.7	38.2%
Multimedia, Data Communication, Internet (“MIDI”)	1,902.6	2,168.6	230.9	14.0%
Fixed Telecommunication	1,109.3	1,567.4	166.9	41.3%
TOTAL OPERATING REVENUES	12,239.4	16,488.5	1,755.4	34.7%

OPERATING EXPENSES
Costs of services	2,704.2	4,779.9	508.9	76.8%
Depreciation and amortization	3,653.3	4,195.2	446.6	14.8%
Personnel	1,350.5	1,594.8	169.8	18.1%
Administration and general	663.9	706.1	75.2	6.4%
Marketing	468.9	692.9	73.8	47.8%
TOTAL OPERATING EXPENSES	8,840.7	11,968.9	1,274.2	35.4%

OPERATING INCOME	3,398.7	4,519.6	481.2	33.0%

OTHER INCOME (EXPENSES)
Interest income	212.8	232.4	24.7	9.2%
Gain (loss) on foreign exchange - net Interest income	(438.8)	68.0	7.2	115.5%
Financing cost	(1,248.9)	(1, 428.6)	(152.1)	14.4%
Amortization of goodwill	(226.5)	(226.5)	(24.1)	0.0%
Gain (loss) on foreign exchange - net	304.4	(155.3)	(16.5)	-151.0%
Others - net	21.2	(80.0)	(8.5)	-477.3%
TOTAL OTHER INCOME (EXPENSES) - Net	(1,375.8)	(1,590.0)	(169.3)	15.6%

EQUITY IN NET INCOME OF ASSOCIATED COMPANIES	(0.2)	(0.0)	0.0	-100.0%

INCOME BEFORE INCOME TAX	2,022.7	2,929.6	311.9	44.8%

INCOME TAX EXPENSE
Current	199.6	660.7	70.3	231.0%
Deferred	376.5	198.8	21.2	-47.2%
TOTAL INCOME TAX EXPENSE	576.1	859.5	91.5	49.2%

INCOME BEFORE MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	1,446.6	2,070.0	220.4	43.1%

MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	(36.5)	(28.1)	(3.0)	-23.1%

NET INCOME	1,410.1	2,042.0	217.4	44.8%

BASIC EARNINGS PER SHARE	260.90	375.79	0.04	44.0%

DILUTED EARNINGS PER SHARE	258.82	375.79	0.04	45.2%

BASIC EARNINGS PER ADS (50 B shares per ADS)	13,045.17	18,789.73	2.00	44.0%

DILUTED EARNINGS PER ADS	12,940.98	18,789.73	2.00	45.2%

(1)

Translated into U.S. dollars using the average buying and selling rate published by Bank Indonesia (Central Bank) on December 31, 2006 of Rp9,020 to US$ 1 (in full amounts)

(2)

Percentage changes may vary due to rounding.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

 AS OF DECEMBER 31, 2006 AND 2007

(Expressed in Billions of Indonesia Rupiah and Millions of U.S. Dollars)

DESCRIPTION	2006	2007
	Rp	Rp	Us$ (1)

ASSETS

CURRENT ASSET
Cash and cash equivalents	2,807.3	8,053.0	857.3
Short-term investments - net of allowance	-	1.3	0.1
Accounts receivable – net of allowance
Trade
Related parties
PT Telkom Tbk	-	-	-
Others	174.7	133.3	14.2
Third parties	1,096.9	897.6	95.6
Others
Third parties	10.4	20.9	2.2
Inventories	110.9	161.6	17.2
Derivative assets	16.6	127.7	13.6
Advances	19.1	38.0	4.0
Prepaid taxes	1,051.4	714.3	76.0
Prepaid expenses	324.9	618.9	65.9
Other current assets	53.3	27.5	2.9
Total Current Assets	5,665.4	10,794.1	1,149.2

NON-CURRENT ASSETS
Due from related parties – net of allowance	23.3	56.5	6.0
Deferred tax assets - net	46.6	87.1	9.3
Investment in associated companies – net of allowance	0.3	0.3	0.0
Other long-term investments – net of allowance	8.5	2.7	2.9
Property and equipment - net	24,963.0	30,572.8	3,254.6
Goodwill and other intangible assets - net	2,645.4	2,350.5	250.5
Long-term receivables	103.1	77.5	8.3
Long-term prepaid pension - net of current portion	230.3	198.4	21.1
Long-term advances	213.8	647.0	68.9
Others	329.0	518.3	55.2
Total Non-current Assets	28,583.2	34,511.0	3,674.1

TOTAL ASSETS	34,228.7	45,305.1	4,823.3

(1)

Translated into U.S. dollars using the average buying and selling rate published by Bank Indonesia (Central Bank) on December 31, 2006 of Rp9,020 to US$ 1 (in full amounts)

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2006 AND 2007

(Expressed in Billions of Indonesia Rupiah and Millions of U.S. Dollars)

DESCRIPTION	2006	2007
	Rp	Rp	US$ (1)

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable – trade
Related parties	34.1	40.2	4.3
Third parties	270.3	406.0	43.2
Procurement payable	3,292.5	6,206.6	660.8
Taxes payable	211.9	436.5	46.5
Accrued expenses	896.4	1,340.4	142.7
Unearned income	571.9	709.8	75.6
Deposits from customers	93.0	41.0	4.4
Derivative liabilities	224.3	64.3	6.8
Current maturities of
Current maturities of :
Loans payable	127.2	494.4	52.6
Bonds payable	1,055.5	1,860.0	198.0
Other current liabilities	26.0	59.1	6.3
Total Current Liabilities	5,431.4	11,658.6	1,241.2

NON-CURRENT LIABILITIES
Due to related parties	29.4	64.9	6.9
Deferred tax liabilities - net	1,227.4	1,482.2	157.8
Loans payable - net of current maturities
Related parties	635.6	1,795.0	191.1
Third parties	869.0	2,454.1	261.3
Bonds payable - net of current maturities	10,161.9	10,088.7	1,074.1
Other non-current liabilities	511.8	919.6	97.9
Total Non-Current Liabilities	12,864.7	16,804.4	1,789.0

MINORITY INTEREST	200.6	297.4	31.7

STOCKHOLDERS’ EQUITY
Capital stock	543.4	543.4	57.9
Premium on capital stock	1,546.6	1,546.6	164.7
Difference in transactions of equity changes in
associated companies / subsidiaries	403.8	403.8	43.0
Difference in foreign currency translation	0.2	6.2	0.7
Retained earnings
Appropriated	66.2	80.3	8.5
Unappropriated	11,231.5	11,922.5	1,269.3
Net income this period	1,410.1	2,042.0	217.4
Total Retained earnings	12,707.8	14,044.8	1,495.2
Total Stockholders’ Equity	15,201.7	16,544.7	1,761.4

TOTAL LIABILITIES & STOCKHOLDERS’ EQUITY	34,228.7	45,305.1	4,823.3

(1)

Translated into U.S. dollars using the average buying and selling rate published by Bank Indonesia (Central Bank) on December 31, 2006 of Rp9,020 to US$ 1 (in full amounts)

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Twelve Months Ended December 31, 2006 and 2007

(Expressed in Billions of Indonesia Rupiah and Millions of U.S. Dollars)

Description	2006	2007
	Rp	Rp	US$

CASH FLOWS FROM OPERATING ACTIVITIES
Cash received from:
Customers	12,177.1	16,678.5
Interest income	217.2	225.6
Refund of taxes	87.0	195.4
Termination of currency forward contracts	-	3.7
Interest rate swap contracts	5.3	1.4

Cash paid for:
Employees, suppliers and others	(5,081.2)	(6,975.8)
Financing cost	(1,237.2)	(1,367.8)
Taxes	(391.9)	(370.2)
Swap cost from cross currency swap contracts	(103.2)	(117.0)
Termination of swap contracts	(3.5)	-
Net Cash Provided by Operating Activities	5,669.6	8,273.9	880.9

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from capital contribution of minority interest	-	47.7	5.1
Dividend income received	-	40.1	4.3
Proceeds from sale of property and equipment	1.2	0.5	0.1
Acquisition of property and equipment	(6,054.0)	(6,933.6)	(738.2)
Additional advances for purchase of property and equipment	-	(433.2)	(46.1)
Acquisition of intangible asset	(320.0)	(10.5)	(1.12)
Purchase of short-term investments	0.0	(1.3)	(0.13)
Proceeds from sale of short-term investment	47.6	-	-
Purchase of other long-term investment	(5.8)	-	-
Net Cash Used in Investing Activities	(6,331.0)	(7,290.4)	(776.2)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term loans	357.4	4,450.9	473.9
Proceeds from bonds payable	31.2	3,000.0	319.4
Repayment of long-term loans	(84.4)	(1,377.7)	(146.7)
Repayment of bonds payable	(956.6)	(1,050.0)	(111.8)
Cash dividend paid	(809.0)	(705.1)	(75.1)
Swap cost from cross currency swap contracts	(61.9)	(61.6)	(6.6)
Cash dividend paid by subsidiaries to minority interest	(11.5)	(14.2)	(1.5)
Increase in restricted cash and cash equivalents	(1.7)	(5.4)	(0.6)
Proceeds from exercise of ESOP Phase I & II	287.9	-	-
Net Cash Provided by (Used in) Financing Activities	(1,248.7)	4,237.0	451.1

NET INCREASE IN CASH AND CASH EQUIVALENTS	(1,910.0)	5,220.5	555.8

CASH FLOWS FROM FINANCING ACTIVITIES	4,717.3	2,807.3	298.9

BEGINNING BALANCE OF CASH AND
CASH EQUIVALENTS OF A ACQUIRED SUBSIDIARY	-	25.3	2.7

CASH AND CASH EQUIVALENTS AT END OF YEAR	2,807.3	8,053.0	857.3

Endnotes

Investor Relations Division

PT Indosat Tbk - Indonesia

Phone: +62213869614/300030001

Fax : +62 21 3804045

E-mail : investor@indosat.com

http://www.indosat.com